Ruanyun Edai Technology Inc.

No. 698 Jing Dong Avenue,

ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096

0791-88567739

November 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Staff Attorney Mitchell Austin, Staff Attorney Morgan Youngwood, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief

RE:	Ruanyun Edai Technology Inc.
Amendment No. 1 to Registration Statement on Form F-1 Filed October 21, 2024
File No. 333-281857

Dear Mr. Kim:

Ruanyun Edai Technology Inc. (the “Company”) confirms receipt of the comment letter dated November 1, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. The Staff’s comment is set forth below in bold, followed by the Company’s response.

If the Staff would like hard copies of Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against Amendment No. 1 to the Registration Statement on Form F-1 as filed with the Commission on October 21, 2024, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s response below correspond to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1 Filed October 21, 2024

Prospectus Summary, page 1

1.

We note your responses to prior comments 3 and 4 regarding your Concerted Action Agreement, including your disclosure that the parties to the Concerted Action Agreement do not currently intend to file a Schedule 13D. Please provide a detailed legal analysis of how you determined that the parties to the Concerted Action Agreement have not formed a group under Section 13( d)(3) of the Exchange Act.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 16, 17, 20, 63 and 171 of the Registration Statement accordingly to reflect that the Company may be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules as more than 50% of its voting power following the consummation of the offering will be held by an individual, a group or another company, specifically the group of shareholders that have executed the Concerted Action Agreement and that collectively hold 68.17% of its shares immediately prior to the offering and will collectively hold 60.59% of its shares immediately after the offering. However, even if the Company is deemed a controlled company, it does not intend to utilize the controlled company exemptions under the Nasdaq corporate governance rules following the consummation of the offering. Please refer to this response in place of the response to prior comment 4.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel at 305-539-3306 or clayton.parker@klgates.com or at 617-951-9104 or hillary.orourke@klgates.com.

Very truly yours,

/s/ Yan Fu
Yan Fu
Director and Chief Executive Officer

cc:	Clayton E. Parker, Esq., K&L Gates LLP
Hillary O’Rourke, Esq., K&L Gates LLP